

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Kenneth Tuchman
Chief Executive Officer
TTEC Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re: TTEC Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **Form 8-K filed August 4, 2021**
> **File No. 001-11919**

Dear Mr. Tuchman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

TTEC Holdings, Inc. and Subsidiaries Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(2) Acquisitions, page F-17

1.   Your disclosure in Note 2 indicates that you recognized redeemable non-controlling interests at fair value using Level 3 inputs in connection with the acquisitions of Serendebyte and First Call Resolution, LLC during 2020 and 2019. We also note that these non-controlling interests are potentially redeemable between January 31, 2023 and December 31, 2023 at a multiple of each acquired entity's trailing twelve month EBITDA. Given this factor, please revise to explain how you plan to account for potential changes in the redemption value of these redeemable non-controlling interests in your financial statements. Refer to the guidance in paragraph 15 of ASC 480-10-S99-3A.

Report on Form 8-K filed August 4, 2021

Exhibit 99.1
Business Outlook, page 3

2. In your press release furnished as Exhibit 99.1 to your report on Form 8-K, you provide 2021 Non-GAAP outlook information including Non-GAAP Operating Income margins, Non-GAAP Adjusted EBITDA margins and Non-GAAP earnings per share amounts without providing equally prominent disclosure of the related GAAP measures or a reconciliation of the Non-GAAP measures to the most comparable GAAP measures. Please revise your press releases to include disclosure of the most comparable GAAP measures on a 2021 outlook basis along with reconciliations of the Non-GAAP measures to the most comparable GAAP measures. Refer to the guidance in Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services